

Mail Stop 3233

August 17, 2017

Via E-mail
Mr. Robert F. Barton
Chief Financial Officer
American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, CA 92130

> **Re:** **American Assets Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 001-35030**

Dear Mr. Barton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities